EQUITY Equity Financial Trust Company

200 University Ave., Suite 400
Toronto, Ontario M5H 4H1
T 416.361.0152 F 416.361.0470

VIA ELECTRONIC TRANSMISSION

June 2, 2011

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: CRYPTOLOGIC LIMITED and CRYPTOLOGIC EXCHANGE CORPORATION

We are pleased to confirm that copies of the following materials were mailed to registered shareholders on June 1, 2011.

1. Proxy – ordinary share holders only
2. Voting Instruction Form – exchangeable share holders only
3. Supplemental Mailing Request Form
4. Notice of Annual Meeting of Shareholders and Management Information Circular
5. Annual Report which includes Management's Discussion and Analysis and Consolidated Financial Statements
6. Online Voting Insert
7. Postage Paid Proxy Return Envelope

Yours Truly,
EQUITY FINANCIAL TRUST COMPANY

Rosa Vieira
Senior Manager, Client Relations
Telephone: 416.361.0930 ext.227
rvieira@equityfinancialtrust.com

c.c. Jenn Javier, Administrator, Client Relations